[TIAA-CREF Letterhead]

VIA EDGAR AND OVERNIGHT MAIL

February 15, 2008

United States Securities and Exchange Commission
Mail Stop 4561
100 F Street, NE
Washington, DC 20549

Attention:	Mr. Michael McTiernan, Esq.
Mr. Daniel Gordon

Re:	TIAA-CREF U.S. Real Estate Fund I, L.P.
Registration Statement on Form S-11,
Registration No. 333-141315

Ladies and Gentlemen:

          Set forth below are the responses of TIAA-CREF U.S. Real Estate Fund I, L.P. (the “Fund”) to the Staff’s comments, by letter dated February 7, 2008, on Amendment No. 3 to the Registration Statement (the “Registration Statement”) on Form S-11 (the “Registration Statement”) filed by the Fund with the Securities and Exchange Commission on January 30, 2008. The Fund’s numbered responses below are keyed to the numbered comments set forth in the Staff’s letter of February 7, 2008.

Note 2 – Significant Accounting Policies, page 98

Comment 1:	We note that you early adopted SOP 07-1 effective as of the Fund’s inception date and that you plan to apply the provisions of the Investment Companies Audit and Accounting Guide which require, among other things, that investments are reported at fair value in the financial statements. Please provide us with your analysis of how your Fund meets the requirements of an investment company that are detailed in SOP 07-1.

Response:	The Fund has enclosed, as Attachment A to this response letter, management’s analysis of the applicability of SOP 07-1. Please note that this pre-clearance analysis is the same analysis referenced as being substantially in progress on the Fund’s telephonic meeting with Daniel Gordon on February 7, 2008. In accordance with the Staff’s guidance and to facilitate the Commission’s timely review, this analysis is being simultaneously submitted as an attachment to this letter and to the Office of the Chief Accountant (to the attention of Mr. Mark Mahar), to whom the Fund indicated on January 30, 2008 that this analysis was shortly forthcoming.

1

Comment 2:	Please tell us the date that you adopted SOP 07-1. Within Note 5 on page 167 of Amendment #2 dated December 3, 2007, you disclose that management performed an analysis of the requirements of the SOP and anticipates that the Fund would be classified as an Investment Company upon the effective date of the SOP. Please refer to paragraph 6 of the FASB Staff Position (FSP) regarding SOP 07-1, which states that an entity that did not early adopt SOP 07-1 before issuance of the FSP shall not adopt the SOP.

Response:

As disclosed in Amendment No. 3, the Fund early adopted SOP 07-1 effective as of the Fund’s inception date pursuant to the transition provisions within the SOP. From the inception of the Fund (and the time at which management achieved certainty as to the Fund’s legal structure and operational objectives and goals (February 2007)), management has anticipated that the Fund, together with its consolidated subsidiaries, would be required to apply the provisions of the Investment Companies Audit and Accounting Guide (the “Guide”). Upon issuance of SOP 07-1 in June 2007, management commenced an analysis of whether application of the specific criteria and factors contained in the SOP would cause the Fund to be scoped in to the Guide.

By the middle of September 2007 (shortly after the Fund filed Amendment No. 1 to its Registration Statement), management confirmed that the Fund would fall within the scope of the Guide, based on management’s analysis of the specific criteria and multiple factors contained in paragraphs 11 through 29 of the SOP. On October 10, 2007, the Staff issued a comment in response to the Amendment No. 1 filing asking if the Fund had considered the impact of SOP 07-1 on the Fund’s financial statements.

On October 17, 2007, the FASB held a meeting at which the Board directed the FASB staff to prepare an exposure draft of an FASB Staff Position that would indefinitely defer the effective date of the SOP (from applying for fiscal years beginning after December 15, 2007). On November 16, 2007, the FASB issued a proposed FASB Staff Position (the “Proposed FSP”), which would amend paragraph 56 of SOP 07-1 to (1) delay indefinitely the effective date of the SOP and (2) prohibit adoption of the SOP for an entity that has not early adopted the SOP before issuance of the final FSP. The Proposed FSP also stated that “[a]n entity that early adopts SOP 07-1 before issuance of the final FSP would be permitted but not required to continue to apply the provisions of the SOP. An entity that did not early adopt SOP 07-1 would not be permitted to adopt the SOP.” The Proposed FSP was then made subject to a 30 day comment period.

On October 22, 2007, on a conference call with the Staff primarily to discuss an issue regarding the Fund’s prior performance presentation (including Michael McTiernan, Jessica Barbarage and Linda Van Doren), management indicated (i) in response to the Staff’s October 10 comment, that the Fund had indeed considered the impact of SOP 07-1 on its financial reporting, and (ii)

2

that the Fund would be submitting an analysis to the Office of the Chief Accountant outlining its view that the Fund will be scoped into the Guide, under the guidance provided by the SOP. However, the Fund did not submit this analysis in the October - December timeframe as initially intended, due to the industry-wide uncertainty as to the impact of the Proposed FSP.

In response to the Staff’s October 10 comment (Comment No. 15), the Fund indicated that “due to the proposed indefinite delay of the SOP, management is evaluating the financial reporting implications to the Fund.” While the issuance of the Proposed FSP resulted in management assessing industry-wide issues giving rise to the proposed deferral, management’s determination that the Fund would be scoped in to the Guide never changed, and as such, the Fund stated, in Note 5 to the Fund’s unaudited September 30, 2007 financial statements contained in Amendment No. 2 to the Registration Statement, that “[m]anagement performed an analysis of the requirements of the SOP and anticipates that the Fund would be classified as an Investment Company upon the effective date of the SOP.” Management was, at this time, evaluating the specific financial reporting implications of the Proposed FSP and as a result, the Fund included a subsequent event disclosure regarding the Proposed FSP contained in Note 6 to inform investors of the regulatory uncertainty that developed after September 30, 2007. However, it is important to note that management’s essential determination was not altered as a result of the Proposed FSP.

In Amendment No. 3, the Fund reiterated its analysis of the applicability of SOP 07-1 in the penultimate sentence of Note 2 to its audited September 30, 2007 financial statements. As of the filing date of Amendment No. 3 (January 30, 2008), the final FSP had not been issued by FASB, and in the absence of a final FSP issuance or other formal action by FASB in respect of the Proposed FSP, management informed investors of the Fund’s early adoption of the SOP.

Management made the essential determination that the Fund will be scoped in to the Guide prior to the issuance of the SOP in June 2007, and following the issuance of the SOP and an analysis thereof, determined that the Fund would be required to follow the provisions of the Guide upon the SOP’s ultimate effective date, as disclosed in Amendments No. 2 and 3 to the Registration Statement.

Note 3 – Related Party Transactions, page 99

Comment 3:	We note your accounting policy for offering costs disclosed on page 99 of your filing. To the extent that you apply the provisions of the Investment Companies Audit and Accounting Guide, please tell us how you have considered paragraph 8.24 of the guide related to your accounting for offering costs.

3

Response:	Since the Fund is classified as an investment company, management of the Fund considered paragraph 8.24 of the Guide and has applied the guidance contained in such paragraph to its analysis of offering costs. Specifically, management has analyzed each component of organizational costs incurred by the Fund (or on behalf of the Fund), under paragraph 8.21 of the Guide, whether such costs should be treated as an ‘organization cost’ or an ‘offering cost’. Under paragraph 8.24 of the Guide, those costs properly deemed ‘offering costs’ will be charged to the Fund’s partners’ paid-in capital upon the sale of the units of limited partnership interest in the Fund. The Fund is a closed-end limited partnership with a fixed offering period, and the Fund may have as many as two, but not more than two, closings of public investors, and the offering period will terminate at the earlier of such second closing or 18 months (subject to extension for no more than six additional months) following effectiveness of the Registration Statement. Only at such time will there be certainty that the sale of all Fund units have occurred. Management of the Fund considers the recording of the offering costs to the Fund’s partners’ paid-in-capital upon sale of the units as appropriate since the Fund does not have a continuous offering period.

          If you have any questions on the responses set forth in this letter, please feel free to contact Phillip Nickolenko at (704) 988-6008 or pnickolenko@tiaa-cref.org.

          We look forward to any comments that you may have on the responses set forth herein as well as our continued work together on the Registration Statement.

	,	Very truly yours,

/s/ Phillip Nickolenko

Phillip Nickolenko
Attachment
cc :	Mark Mahar
Office of Chief Accountant

Dennis Quinn, Esq.
Mayer Brown LLP

Lona Mathis
PricewaterhouseCoopers LLP

Keith Atkinson, Esq.
TIAA-CREF

4

ATTACHMENT A

February 15, 2008

VIA EDGAR, ELECTRONIC MAIL AND OVERNIGHT DELIVERY

Division of Corporation Finance
U. S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549-5546

Attention: Mr. Daniel Gordon

Re: TIAA-CREF U.S. Real Estate Fund I, L.P.

Dear Ladies and Gentlemen:

We are consulting with you for concurrence regarding the adoption by the TIAA-CREF U.S. Real Estate Fund I, L.P. (the ‘Fund’) of the American Institute of Certified Public Accountants’ Statement of Position 07-1 Clarification of the Scope of the Audit and Accounting Guide-Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies (‘SOP 07-1’). Management of the Fund has established that it is not an entity regulated under the Investment Company Act of 1940, however, management has performed an analysis of the criteria and provisions of SOP 07-1 and determined that the Fund should be classified as an Investment Company and has adopted SOP 07-1 since inception of the Fund. Accordingly, the following position paper discusses the reasons supporting management’s adoption of SOP 07-1.

On February 7, 2008, the Staff of the Securities and Exchange Commission (‘SEC’) issued a comment letter with respect to Amendment No. 3 to the Registration Statement on Form S-11 (File No. 333-141513) (as amended, the “Registration Statement”) filed by the Fund with the SEC on January 30, 2008. Such comment letter related to, among other things, the Fund’s adoption of SOP 07-1, as reflected in Amendment No. 3. Concurrently with the submission of this position paper, the Fund is responding to such comment letter and respectfully requests the SEC conduct an expedited review of this position paper. For this reason, the Fund is requesting comments from the Division of Corporation Finance as well as the Office of the Chief Accountant regarding Fund management’s accounting approach and conclusions. Two courtesy copies of Amendment No. 3 are enclosed in the overnight mail package herewith. To the extent there are material changes made therein, we will forward copies of any subsequent amendments to the Registration Statement (including post-effective amendments) promptly upon filing.

Should your office have questions related to this inquiry, we would be pleased to discuss them with you. A list of contacts involved with the Fund is presented on the following page for your convenience. We thank you for your advice on this matter and look forward to hearing from you.

Sincerely,

/s/ Phillip S. Nickolenko

Phillip S. Nickolenko
CFO Real Estate Accounting, TIAA-CREF

cc (w/o encl.):	Mr. Michael McTiernan, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Mail Stop 4561
Washington, DC 25049

cc (w/ encl.):	Mr. Mark Mahar
Accounting Group-Interpretations
U.S. Securities and Exchange Commission
Office of Chief Accountant
100 F Street, N.E.
Mail Stop 7561
Washington, D.C. 20549-7561

TIAA-CREF U.S. Real Estate Fund I, L.P. Primary Contacts

CFO, Real Estate, Phil Nickolenko: Telephone 704-988-6008 or email at PNickolenko@tiaa-cref.org.

Principal Financial Officer for the Fund, Glenn A. MacFarlane: Telephone 212-916-5378 or email at gmacfarlane@tiaa-cref.org

Fund Internal Counsel, Keith Atkinson: Telephone 704-988-5507 or email at KAtkinson@tiaa-cref.org.

Fund’s Outside Counsel, Dennis Quinn, representing Mayer Brown LLP: Telephone 312-701-7885 or email at dquinn@mayerbrown.com.

Information regarding the Fund’s independent registered public accountants is contained at the end of the enclosed position paper.

TABLE OF CONTENTS

1	.	OVERVIEW OF THE NATURE OF TIAA-CREF’S BUSINESS			2
2	.	PURPOSE OF THIS DOCUMENT			2
3	.	DETAILS OF FUND ORGANIZATION AND SEC FILING PROGRESS			3
4	.	FUND INVESTMENT APPROACH			3
5	.	EARLY FUNDING			5
6	.	MANAGEMENT OF THE FUND			5
7	.	VOTING RIGHTS OF THE LIMITED PARTNERS			7
8	.	DISSOLUTION AND TERMINATION			8
9	.	OWNERSHIP STRUCTURE OF THE FUND AND ITS SUBSIDIARIES			9
		9.1	QUALIFICATION OF THE FUND AS AN INVESTMENT COMPANY	10
		9.2	INVESTMENT COMPANY CRITERIA	11
		9.3	OTHER INVESTMENT COMPANY FACTORS	14
10	.	CONCLUSION ON INVESTMENT COMPANY QUALIFICATION			21

      1.      Overview of the Nature of TIAA-CREF’s Business

Teachers Insurance and Annuity Association of America-College Retirement Equities Fund (“TIAA” or “TIAA-CREF”) is one of the largest pension and retirement companies in the United States with more than $425 billion of assets under management. Its client base consists primarily of larger institutional accounts. TIAA develops and markets various investments suited to the long term retirement needs of our institutional clients and their employees. For 90 years, TIAA-CREF has been helping those in the academic, medical, cultural and research fields to plan for and live in retirement.

      2.      Purpose of this document

TIAA, through its affiliates, is in the process of designing and launching a new real estate Fund. The TIAA-CREF U.S. Real Estate Fund I, L.P. (the “Fund”) is a newly organized, limited life, closed-end, limited partnership primarily committed to acquiring and holding core real estate investments including office, industrial, retail and multifamily properties. The express business purpose of the Fund is to invest for capital appreciation and current income. Management expects the Fund’s primary market to be high net worth individual investors and retirement plan institutional investors. The minimum investment in units of limited partnership interest is $150,000 and all units will be sold at a price of $1,000 per unit.

It was the Fund’s intent from its inception to apply the AICPA Audit and Accounting Guide-Investment Companies (the “Guide”). The American Institute of Certified Public Accountants’ (the “AICPA”) issued Statement of Position 07-1 Clarification of the Scope of the Audit and Accounting Guide-Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies (“SOP 07-1” or ”SOP”), effective for fiscal years beginning on or after December 15, 2007, with earlier application encouraged. Prior to the effective date, the Financial Accounting Standards Board (the “FASB”) issued a proposed a FASB Staff Position (“FSP”) to indefinitely defer the effective date of SOP 07-1. At its February 6, 2008 meeting, the FASB agreed to issue a final FSP indefinitely deferring the SOP for all entities that had not previously adopted the SOP’s provisions. The following position paper was created to discuss management’s views regarding the applicability of SOP 07-1 and the Guide to the newly-formed Fund.

The Fund has not registered, nor does it intend to register, as an “investment company” under the Investment Company Act of 1940, as amended (the “1940 Act”) in reliance on an exception from the definition thereof. Nor is the Fund an insurance company separate account issuer. The Fund is a registrant under the Securities Act of 1933, as amended (the “Securities Act”), and upon effectiveness of its Registration Statement on Form S-11, as amended (File No. 333-141315) (the “Registration Statement”), the Fund will also be a reporting company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Fund will file periodic reports under the Exchange Act, and during the pendency of its public offering, it will file post-effective amendments to its Registration Statement and prospectus supplements with the SEC. The Fund’s units of limited partnership interest will not be traded on any public exchanges, nor are any other secondary markets expected to develop. Because the Fund is not automatically scoped into the SOP as an investment company by virtue of either being a 1940 Act registrant or an insurance company separate account, the Fund was required to evaluate its qualification under the requirements of paragraphs 11-18 of the SOP, as well as under the second set of indicative criteria of paragraphs 19-29 of the SOP. The Fund recently filed Amendment No. 3 to the Registration Statement (“Amendment No. 3”), and as

necessary and appropriate, the Fund will file further pre- and post-effective amendments to the Registration Statement, and prospectus supplements with the SEC. Management respectfully requests that the matters addressed in this submission be reviewed on an expedited basis.

      3.      Details of Fund Organization and SEC Filing Progress

The Fund was formed in February 2007 as a Delaware limited partnership. In March 2007, the Fund initially filed the Registration Statement to register the offering of up to $300 million of its limited partnership interests.

The general partner, TIAA-CREF USREF I GP, LLC (the “GP” or “general partner”), a Delaware limited liability company and an indirect wholly owned subsidiary of TIAA, is responsible for the oversight of the Fund. Please see Section 6 below for more details regarding the management of the Fund. The fiduciary duty of the GP is also discussed on page 62 of Amendment No. 3 The substantial majority of the Fund’s real estate investments are expected to be held in a controlled first tier downstream subsidiary, TIAA-CREF USREF I REIT, LLC (“TC REIT”), in which the Fund will own substantially all of the interests and that will elect to be taxed as a real estate investment trust (“REIT”).

TIAA will be a passive investor in the limited partnership. The GP is an indirect, wholly owned subsidiary of TIAA. The GP’s relationship will be discussed further in subsequent sections of this letter. TIAA has irrevocably committed to contribute up to $50 million as a limited partner, which commitment was made prior to the Registration Statement having been filed, but which funds will not be callable until following the effectiveness of the Registration Statement. If the maximum amount of units of limited partnership interest offered to the public is actually sold, approximately 86% ($300 million out of $350 million) of limited partnership units will be held by limited partners other than TIAA.

The Fund is a “blind pool” (meaning that, as of the date of the prospectus, the Fund will neither own any properties, nor will the Fund have identified any properties in which there is a reasonable probability the Fund will invest). However, following the effectiveness of the Registration Statement, the Fund will be in a position to acquire real estate and real estate related assets. To date, the Fund has had no meaningful operations and as such, the Fund has not developed detailed financial statements nor has the Fund adopted its formal accounting policies other than those discussed in this memorandum and those described under “Note 2. Significant Accounting Policies” on page 98 of Amendment No. 3.

This letter will address those criteria after the Fund’s background has been reviewed.

      4.      Fund Investment Approach

The Fund is a closed-end fund organized as a limited partnership to invest primarily in a diversified portfolio of high quality core real estate assets. Management expects that the Fund’s portfolio will be comprised primarily of U.S. core real estate investments, diversified by asset type and geographic location. “Core” real estate generally refers to established, operating properties, primarily in the office, retail, industrial and multifamily sectors, that are expected to provide a stable, predictable income stream and cash flows, and that have at the time of acquisition, (1) high occupancy levels, (2) credit-worthy, financially sound and reputable tenants, and (3) a low or modest level of projected near-term tenant turnover. At least 80% of the Fund’s investment portfolio (determined at the end of the Fund’s investment period but based on the gross asset values as of the date of acquisition) is expected to consist of stabilized institutional quality U.S. office (high-rise, mid-rise and garden style), retail (shopping malls and freestanding buildings), industrial (office parks, manufacturing, distribution, service facilities and the like) and multifamily garden, mid and high-rise apartments located in the 50 largest U.S. markets. All of these properties are expected to be managed by third party, independent property managers.

The Fund has the option to acquire up to 20% of its investment portfolio in value-add properties and passive investments, some of which may involve development and re-development and other forms of repositioning. This option to acquire up to 20% of investments in value-add properties and passive investments is a common investment policy within the real estate investment industry and is in furtherance of the Fund’s objective for investing for capital appreciation and current income. Value-add properties afford Fund investment managers the opportunity to take advantage of special situations. It is merely indicative of the intent to make the Fund nimble enough to take advantage of special investment opportunities outside of its primary focus (that being “core” real estate, as described above). Any property repositioning by the Fund is expected to be managed by third party, independent property managers and will be consistent with the Fund’s overall investment approach.

Generally, the Fund expects to have a sole or controlling direct or indirect ownership in its core and value added portfolio assets. However, in addition to or in lieu of any value-add assets, all or some portion of the remaining 20% of the investment portfolio (determined at the end of the Fund’s investment period) may consist of limited control or passive investments, such as real estate debt, unimproved or non-income producing properties, interests in real estate investment or operating companies, privately held real estate securities, including interests in commingled funds that make real estate related investments or ventures where the Fund has limited voting rights, non-voting limited partnership interests or minority interests in real estate investment or operating companies. With regard to these investments, the Fund will not be directly involved with the original creation or development of these assets. Management anticipates that this category will be minimal in relation to the total assets of the Fund and is in furtherance of the Fund’s primary objective, which is to invest for capital appreciation and current income. The level of Fund management’s involvement with all of its investments of any kind will be in the capacity of serving as a protective steward during and through the completion of the Fund.

As disclosed on page 37 of Amendment No. 3, the investment objectives of the Fund may be summarized as follows:

†	Realize the potential for capital appreciation, primarily by investing in a high quality, diversified portfolio of U.S. core real estate, as well as other real estate related investments;

†	Preserve, protect and return the limited partners’ investment (on an inflation adjusted basis); and

†	Make modest distributions from current operations in the later years of the Fund.

Please see “Investment Objectives, Strategy and Guidelines” beginning on page 37 of Amendment No. 3 for more details.

The Fund’s real estate investments will generally take one of the following three forms:

†	Controlling Equity Interests – Either the direct 100% ownership of real estate assets or the ownership of a controlling equity interest in another wholly owned or controlled subsidiary

(such as TC REIT ) that directly owns real estate assets. Within this position paper, these investments are referred to as investments in real estate assets. Generally, the Fund expects to have sole or controlling direct or indirect ownership of its core and value add portfolio assets.

†	Joint Venture Interests – The ownership of an equity interest in a partnership or joint venture with unaffiliated third party. The Fund could have a controlling interest, shared control with substantially equal rights, or a non-controlling interest with significant influence, in these entities that own real estate assets. Within this document, these investments are referred to as investments in joint ventures.

†	Real Estate Related Securities, such as REIT Stocks and Debentures – These instruments are not expected to be a significant component of the portfolio.

The Fund and its subsidiaries may also hold temporary investments in liquid investments, such as money market securities and commercial paper. However, these investments are not part of the Fund’s primary investment strategy.

      5.      Early Funding

As described above, TIAA has irrevocably committed to purchase $50 million worth of units (50,000 units at $1,000 per unit) of limited partnership interest in the Fund. This binding commitment will be callable, in part or in full, by the GP following the effectiveness of the Registration Statement. The proceeds from TIAA’s contribution or contributions will be available for use to acquire real estate related assets in the Fund, potentially before any public investors have been admitted as limited partners in the Fund.

      6.      Management of the Fund

As stated above, the GP is an indirect, wholly owned subsidiary of TIAA. Under the Fund’s Amended and Restated Limited Partnership Agreement (a copy of which is contained in the Registration Statement as Exhibit A), the GP has overall responsibility for the Fund’s affairs, but has only a minor economic interest within the Fund. TIAA will be a limited partner in the Fund. TIAA is also the indirect parent of Teachers Advisors, Inc., the Fund’s asset manager and a registered investment adviser under the Investment Advisers Act of 1940, as amended.

Oversight of the Fund is the ultimate responsibility of the GP. The GP is not permitted to delegate its power and authority as general partner to manage and control the business and affairs of the Fund to an additional or substitute general partner of the Fund without the consent of limited partners holding more than 50% of the units. The Amended and Restated Limited Partnership Agreement provides an exception (whether by merger, consolidation or otherwise) of such power and authority to an additional or successor general partner that is another wholly owned subsidiary, whether direct or indirect, of TIAA, or that has acquired all or substantially all of its assets and continued its business, without the consent of the limited partners. As referenced below, the general partner may be removed by vote of limited partners holding at least a majority of units of limited partnership interest other than those held by TIAA and its affiliates.

Asset Manager

Teachers Advisors, Inc. will act as the asset manager and provide asset and investment management services to the Fund. Under the terms of an asset management agreement among the Fund, the GP and Teachers Advisors, Inc. (which agreement will be executed prior to the effectiveness of the Registration Statement and the commencement of any investment activities), the GP will delegate substantial discretion to Teachers Advisors, Inc. regarding asset selection, portfolio management, real estate and capital markets research, acquisition, disposition, financing, asset management, financial management and investor services, subject to the overall supervision and control of the GP. Certain of these services will be provided by officers and employees of TIAA under a separate service arrangement between the Asset Manager and TIAA. Subject to the requirements of applicable law, Teachers Advisors, Inc. will have the right to assign its rights, responsibilities and obligations under the asset management agreement to another direct or indirect wholly owned subsidiary of TIAA under certain circumstances. Importantly, Teachers Advisors, Inc. is a fee-based registered investment adviser; its fees will come from two sources: (i) an asset management fee payable quarterly at a fixed rate (125 basis points) based on the Fund’s gross asset value, and (ii) an acquisition fee payable at a fixed rate (50 basis points) based on the gross asset value of real estate investments purchased. Teachers Advisors, Inc. will not, nor will its subsidiaries, invest in the Fund or its affiliates, and vice versa. Further, the Asset Manager will not share in the Fund’s profits or losses, and will receive no performance, bonus or incentive compensation based on the performance of the Fund. Please refer to the “Compensation of the Asset Manager and its Affiliates” section of Amendment No. 3 for a detailed discussion of the fee arrangements.

Specifically, pursuant to the terms of the asset management agreement, Teachers Advisors, Inc. will (subject to the direction and control of the GP), among other things:

  participate in formulating an investment strategy and asset allocation framework consistent with achieving the Fund’s investment objectives, strategy and guidelines;

  research and identify investment opportunities consistent with the Fund’s investment objectives, strategy and guidelines;

  structure and negotiate the terms and conditions of transactions pursuant to which acquisitions and dispositions of commercial real estate properties and real estate related assets will be made;

  actively oversee and manage the Fund’s investment portfolio for purposes of meeting the Fund’s investment objectives;

  provide executive and administrative personnel for the benefit of the Fund;

  manage the Fund’s day-to-day affairs, including financial accounting and reporting, investor relations, marketing, informational systems and other administrative services on the Fund’s behalf;

  select joint venture and strategic partners, structure corresponding agreements and oversee and monitor these relationships;

  arrange for property management and leasing services for the Fund’s equity investments in real properties; and

  arrange for financing and refinancing of the Fund’s assets

As discussed in SOP Appendix C-3 noted below, these services (in particular, oversight as to the engagement of third party, independent property managers and leasing agents) being provided to the Fund on a fee basis is a characteristic of a real estate investment company, not a real estate operating company. Please see the section beginning on page 53 of Amendment No. 3 entitled “Management – Asset Manager” and “—The Asset Management Agreement.”

Property Managers and Leasing Agents

As disclosed in the Registration Statement, each individual property is expected to be managed by a third party, independent property managers. Property management will include the management of day-to-day operations, leasing, rent collection, cash disbursements, accounting and the preparation of monthly financial statements. The Fund intends to hire third party, independent property managers to perform the day-to-day property management services for each of the Fund’s properties, including supervising any on-site personnel, negotiating maintenance and service contracts, and providing advice on major repairs and capital improvements. The property manager will also recommend changes in rent schedules and create marketing and advertising programs to attain and maintain good occupancy rates by responsible tenants. Further, the property manager will perform property-level accounting services for the real properties owned by the Fund or its subsidiaries. The Fund also expects to hire third party, independent leasing companies to perform or coordinate leasing and marketing services to fill any vacancies. The fees paid to the property management company, along with any leasing commissions and expenses, will reduce the Fund’s cash flow from a property. Finally, Fund management has no intent, during the life of the Fund, to engage an affiliated property management company or leasing company to provide services to the Fund.

      7.      Voting Rights of the Limited Partners

The Fund’s limited partners may, with the affirmative vote of limited partners holding a simple majority of the units of limited partnership interests, take action on the following matters without the concurrence of the GP or the Asset Manager:

†	Approve or disapprove of a sale or other disposition of all or substantially all of the Fund’s real estate related assets (except for the sale or other disposition of real estate related assets in the ordinary course of business, including the final real estate related assets remaining as a result of such previous sales or dispositions);

†	Dissolve the Fund;

†	Remove the general partner and terminate the asset management agreement. The Fund’s general partner may be removed generally by a vote of limited partners holding a simple majority of the units (other than units held by TIAA and its affiliates). Under the terms of the partnership agreement, the general partner is not permitted to delegate its power and authority to manage and control business and affairs of the Fund to an additional or successor general partner without the consent of limited partners holding more than 50% of the units (including units held by TIAA and its affiliates), except that the general partner, without the consent of the limited partners, is permitted to admit as an additional or successor general partner an entity that (i) is another wholly owned subsidiary, whether direct or indirect, of TIAA, or (ii) has, by merger, consolidation or otherwise, acquired all or substantially all of the general partner’s assets or stock and continued its business.

†	Elect a new general partner upon the removal of the GP or the occurrence of another event of withdrawal of the general partner; and any amendment to the Fund’s partnership agreement, except as to certain matters specified in the partnership agreement, including amendments for the following items, which the GP has authority to make:

	•	(a) to avoid the characterization of partnership income as unrelated business taxable income (UBTI),

	•	(b) to reflect the addition or substitution of limited partners,

	•	(c) to add to the duties of our general partner or surrender any rights of our general partner to the limited partners,

	•	(d) to cure any ambiguity or inconsistency in the partnership agreement,

	•	(e) to make changes required by the SEC or any state securities commission, or

	•	(f) to facilitate the operation of any of our subsidiaries in order to qualify as a REIT, corporation or other tax status

TIAA and its affiliates (including TIAA officers and trustees) that invest in the Fund may vote the units they hold on any Fund matter upon which any other limited partner is entitled to vote, except that TIAA and its affiliates may not vote their units (and such units will not be considered outstanding for purposes of determining a quorum or otherwise taken into account in any such vote) in regard to a removal of the GP or any transaction between the Fund and the GP or any of its affiliates.

The partnership agreement may not be amended to change the limited liability of the limited partners without the consent of all limited partners. In addition, limited partners that would be adversely affected in any material respect by a proposed amendment to the partnership agreement must consent to any such amendment. Amendments to the partnership agreement receiving the requisite vote will be executed by the GP on behalf of all limited partners acting pursuant to the power of attorney contained in the partnership agreement.

      8.      Dissolution and Termination

The Fund will be dissolved upon the first of the following to occur :

On December 31 of the year that is seven years after the termination of such offering, unless the general partner elects to extend the term of the Fund for up to an additional three (3) years;

†	The consent of limited partners holding a simple majority of the units (including units held by TIAA and its affiliates) to dissolve the Fund;

†	The bankruptcy, removal or other event of withdrawal of the general partner (within the meaning of the Delaware Revised Uniform Limited Partnership Act) unless:

	o	(1) within 90 days from the date of such event, the remaining general partner, if any, elects to continue the Fund’s business; or

o

(2) if there is no remaining general partner, limited partners holding a simple majority of the units (including units held by TIAA and its affiliates) elect to continue the business and elect a new general partner within 120 days of such event;

†	The sale or other disposition of all the Fund’s interests in real estate related assets;

†	The entry of a decree of judicial dissolution; or

†

A good faith determination by the GP that dissolution of the Fund is necessary or desirable because the continued participation of one or more benefit plan investors would result in the assets of the Fund being deemed “plan assets” of such investor or investors within the meaning of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or any of the transactions contemplated in the partnership agreement constituting “prohibited transactions” under ERISA.

In the event the Fund is dissolved, its assets will be liquidated and converted to cash. The GP will have a reasonable amount of time to collect any notes receivable with respect to the sale of the assets and to collect any other outstanding debts. The Fund’s cash will be distributed first to creditors to satisfy the Fund’s debts and liabilities, other than loans or advances made by partners. The GP may also establish reserves deemed reasonably necessary to satisfy the Fund’s contingent or unforeseen liabilities or obligations. Remaining cash will then be used to repay loans or advances made by partners and to pay any fees due to the Asset Manager or its affiliates. The balance will then be distributed to the partners in accordance with their respective positive capital accounts.

      9.      Ownership Structure of the Fund and its Subsidiaries

The Fund will effectively be the parent company and therefore control all downstream subsidiaries and affiliates. Investors will directly own limited partnership interests in the Fund and no direct interest in the GP, TC REIT, any subsidiary thereof or any other affiliate of the Fund. In addition, TC REIT may form, or participate in the ownership of, one or more subsidiaries or joint ventures and any such REIT, or non-REIT; affiliates are expected to follow the same investment guidelines governing the Fund. Finally, either the Fund or TC REIT (or subsidiaries thereof) may invest in passive or limited control investments from time to time, although such investments are not primary investment strategy of the Fund. In general, management currently does not expect significant investment activity to occur outside of TC REIT and any related subsidiaries thereof.

The following organization chart is a summary version of the chart shown on page 13 of Amendment 3:

U.S. tax law requires a REIT to have, among other things, at least 100 shareholders in order to qualify for certain non-taxable distributions. Accordingly, TC REIT plans to sell non-voting preferred interests in a private offering to approximately 125 potential TC REIT investors. These preferred interests will bear a fixed, non-participating dividend rate. All other membership interests, which include the exclusive right to (i) vote on TC REIT matters, (ii) appoint managers to TC REIT and (iii) direct the affairs and operations of TC REIT, will be held entirely by the Fund. The Fund will own approximately 99.9% of the economic interest in TC REIT, possess sole control over the business affairs of TC REIT and will be entitled to all income and gains distributed by TC REIT in excess of the fixed dividends on the preferred interests issued by TC REIT.

TC REIT expects to issue these preferred interests in 2008, following the Registration Statement having been initially declared effective by the SEC. Other REIT subsidiaries, if any, are expected to have a structure similar to TC REIT. As indicated above, the Fund may also invest in real estate related assets that do not qualify for investment by a REIT, directly or through one or more other subsidiaries, which may include an operating partnership.

The Fund expects to contribute a substantial portion of the net proceeds of the offering (excluding organization fees and operating expenses) to TC REIT to acquire real estate investments. The Fund’s interest in each subsidiary (including TC REIT) generally will entitle it to share in any cash distributions from and in the profits and losses of each subsidiary in proportion to the Fund’s percentage ownership. The Fund, TC REIT and any other REIT subsidiary, may own real estate investments in fee simple title in single asset entities such as joint ventures and unaffiliated limited partnerships.

      9.1      Qualification of the Fund as an Investment Company

Paragraph 5 of SOP 07-1 defines an investment company as a separate legal entity whose business purpose and activities are investing in multiple substantive investments for current income, capital appreciation, or both, with investment plans that include exit strategies. Investment companies do not acquire or hold investments for strategic operating purposes.

Paragraph 8 of the SOP goes on to state that entities that are not registrants under the 1940 Act should apply the criteria in paragraphs 11-29. Accordingly, management of the Fund has analyzed the Fund and TC REIT (the only subsidiary of the Fund currently in existence and currently contemplated) and came to its conclusion based on the criteria and factors set forth in those paragraphs below. Any relevant distinction between the application of the criteria and factors to the Fund, on the one hand, and TC REIT, on the other hand, are explained below.

      9.2      Investment Company Criteria

The following sections elaborate on the requirements of the definition of an ‘investment company’ as set forth in paragraph 5 of SOP 07-1, and how certain aspects of the Fund relate thereto. Management has re-stated paragraphs 11-18 of SOP 07-1 and included a response as to the Fund’s applicability below.

Criteria 1:  Express Business Purpose

SOP 07-1 Paragraph 11. (Added as paragraph 1.09 of the Guide) The definition of an investment company in paragraph 5 of this SOP requires that the business purpose of an investment company is investing for current income, capital appreciation, or both. In determining whether that requirement is met, the express business purpose of the entity should be considered. Evidence about the entity’s express business purpose may include the manner in which the entity presents itself to other parties (including potential investor(s), if any, and potential investees). Other evidence about an entity’s express business purpose may include an entity’s offering memorandum, publications distributed by the entity, and other corporate or partnership documents that indicate the investment objectives of the entity.

Response: The express business purpose of the Fund is expressed in the Registration Statement, among other places, under the heading “Investment Objectives, Strategy and Guidelines” on page 37 of Amendment No. 3. The Fund’s primary investment objectives are to (i) realize the potential for capital appreciation, primarily by investing in a high quality portfolio of U.S. core real estate, as well as other real estate related investments; (ii) preserve, protect and return investors’ investment (on an inflation adjusted basis); and (iii) make modest distributions from current operations in the later years of the Fund. Additional information regarding the express business purpose of the Fund is set forth in detail in Section 2.7 of the partnership agreement. The express business purpose of the Fund and TC REIT is further disclosed throughout the Registration Statement. Accordingly, Fund management believes that the Fund (together with TC REIT) meets the definition of Criteria 1: Express Business Purpose.

Criteria 2:  Assets and Liabilities Limited to Investment Activities

SOP 07-1 Paragraph 12. (Added as paragraph 1.10 of the Guide) The definition of an investment company in paragraph 5 of this SOP requires that the business purpose and activity of an investment company is investing for current income, capital appreciation, or both. To meet that requirement, the entity should have no substantive activities other than its investment activities and have no significant assets or liabilities other than those related to its investment activities, subject to the exceptions in paragraph 13 of this SOP. Entities that have substantive activities other than investment activities or have significant assets or liabilities unrelated to investment activities do not meet the definition of an investment company in paragraph 5, subject to the exceptions in paragraph 13.

Response: Management of the Fund intends to hold only those assets and liabilities within the Fund that relate to its stated investment purposes. Please refer to Section 2.7 of the partnership agreement, which sets forth in detail the activities in which the Fund is authorized to engage. The Fund plans to invest primarily in a diversified portfolio of high quality core real estate assets. Management expects that the Fund’s portfolio will be comprised primarily of U.S. core real estate investments, diversified by asset type and geographic location. “Core” real estate generally refers to established, operating properties, primarily in the office, retail, industrial and multifamily sectors, that are expected to provide a stable, predictable income stream and cash flows, and that have at the time of acquisition, (1) high occupancy levels, (2) credit-worthy, financially sound and reputable tenants, and (3) a low or modest level of projected near-term tenant turnover. At least 80% of the Fund’s investment portfolio is expected to consist of core real estate, which will be stabilized institutional quality U.S. office, retail, industrial and multifamily garden, mid and high-rise apartments located in the 50 largest U.S. markets. The Fund has the option to acquire up to 20% of its investments in value-add properties and passive investments, some of which may involve development and re-development and other forms of repositioning. As discussed above, all of the Fund’s investments will be in furtherance of its primary investment objective of investing for capital appreciation and current income. The Fund’s management believes that the Fund (together with TC REIT) meets the definition of Criteria 2: Assets and Liabilities Limited to Investment Activities.

Criteria 3:  Multiple Substantive Investments

SOP 07-1 Paragraph 14. (Added as paragraph 1.12 of the Guide) The definition of an investment company in paragraph 5 of this SOP requires that the investment company invest in multiple substantive investments. That requirement contemplates that the entity should hold multiple substantive investments directly or through another investment company. For equity investments in other entities, those investees should be organized as separate legal entities, except for temporary investments resulting from the foreclosure or liquidation of the original investment, as discussed in the second bullet of paragraph 13 of this SOP.

SOP 07-1 Paragraph 15.(Added as paragraph 1.13 of the Guide) The provisions of the definition of an investment company pertaining to multiple substantive investments do not require that an investment company hold multiple substantive investments at all times throughout its existence. For example, entities that have not yet completed their initial offering period, or have not yet identified suitable investments, may have not yet executed their investment plan to acquire multiple substantive investments. Also, entities sometimes have less than multiple substantive investments during their liquidation stage. The definition of an investment company is not intended to exclude entities merely because those entities at times do not hold multiple substantive investments. However, the business purpose of the entity should include plans to hold multiple substantive investments simultaneously to meet the definition of an investment company.

Response:    The stated objectives of the Fund are to acquire and hold multiple substantive real estate related investments for capital appreciation, diversified by asset type, size and location, which is consistent with the attributes of a real estate investment company as outlined in paragraph C-4 of Appendix C of the SOP. Immediately following the effectiveness of the Registration Statement, the Fund will own no assets, nor will it have entered into any agreement for the purchase of any real estate related investment. In addition to the $50 million irrevocable commitment of TIAA, the Fund is seeking to raise up to $300 million in equity from public investors. The Fund’s stated investment objectives and strategy contemplate the purchase of a diversified pool of real estate and real estate related investments, and while no specific investments or investment sizes have been identified, management of the Fund believes that the substantial majority of investments will have a gross asset value between $10 and $90 million. Please see the section entitled “Investment Objectives, Strategy and Guidelines” on page 37 of Amendment No. 3. Management acknowledges that the Fund’s primary direct investment will be comprised of substantially all of the equity interests in TC REIT. However, based on TC REIT’s expected ownership of the substantial majority of the Fund’s diversified investments (all in furtherance of the Fund’s stated investment objectives and in alignment with the structure of the Fund), management believes that the Fund meets the definition of Criteria 3: Multiple Substantive Investments.

Criteria 4:  Exit Strategies

SOP 07-1 Paragraph 17. (Added as paragraph 1.15 of the Guide) The definition of an investment company in paragraph 5 of this SOP requires that the investment company have investment plans that include exit strategies. That requirement contemplates that, for each investment, both of the following exist:

a.  The entity has identified potential exit strategies even though it may not yet have determined the specific method of exiting the investment; for example, whether the investment may be exited through the sale of securities in a public market, an initial public offering of equity securities, a private placement of equity securities, distributions to investors of ownership interests in investees (typically in the form of marketable equity securities), sales of assets (including the sale of an investee’s assets followed by a liquidation of the investee), or holding a debt security to maturity.

b.  The entity has defined the time at which it expects to exit the investment, that may be either an expected date or range of dates; a time defined by specific facts and circumstances, such as achieving certain milestones; the limited life of the entity; or the investment objectives of the entity.

According to Appendix C-5 of the SOP, real estate investment companies have defined exit strategies for the investments and those exit strategies sometimes are supported by a limited life of the entity. In addition, real estate investment companies typically are what is commonly referred to as ‘closed funds’, because new investors are prohibited after the initial capitalization and proceeds from property sales are distributed to the investors rather than reinvested in new properties.

Response: The Fund has a stated exit strategy. While the Fund cannot predict when it would sell particular investments, the date for the dissolution of the Fund will be at the end of the seventh year following the termination of the offering (unless dissolved sooner in limited circumstances). This dissolution date may be extended by the GP an additional three years to allow the orderly disposition of real estate related assets, but in no event will the term of the Fund extend beyond 10 years after the termination of the offering. Fund management believes that the Fund (together with TC REIT) meets the definition of Criteria 4: Exit Strategies.

Criteria 5:  Not for Strategic Operating Purposes

SOP 07-1 Paragraph 18. (Added as paragraph 1.16 of the Guide) The definition of an investment company in paragraph 5 of this SOP prohibits investment companies from holding investments for strategic operating purposes. Investments are held for strategic operating purposes if the entity or its affiliates obtain or have the objective of obtaining benefits (other than benefits attributable to the ownership interest, such as dividends) as a result of investments in any investee, through relationships with the investee or its affiliates, that are unavailable to noninvestor entities that are not related parties to the investee.

According to Appendix C-6, real estate investment companies are not operated for strategic operating purposes and the operations of each property generally are segregated from the operations of the real estate investment company and other investment properties.

Response: The Fund has been structured in a manner that segregates the real estate investment assets from the real estate investment company. The Fund will effectively be the parent company and therefore control all downstream subsidiaries and affiliates. Investors will directly own limited partnership interests in the Fund and no direct interest in the GP, TC REIT, any subsidiary thereof or any other affiliate of the Fund. In addition, TC REIT may form one or more subsidiaries or participate in joint ventures; all such affiliates are expected to follow the same investment guidelines governing the Fund. In general, management currently does not expect significant investment activity to occur outside of TC REIT and any related subsidiaries thereof. The Fund, through its Asset Manager, intends to use third party, independent property management companies to perform the day to day operations management functions for the Fund’s real estate investment assets. As such, no affiliate of the general partner is expected to receive any compensation related to property management activities. Further, the Fund has no employees; employees of the Asset Manager will be performing investment management services on behalf of the Fund by way of the contractual arrangement between the Asset Manager and the Fund. The Asset Manager will be compensated on a fee-only basis (which is objectively tied to the gross asset value of the Fund, in the case of the asset management fee, and the gross acquisition price, in the case of the acquisition fee). Further, the Fund will not purchase properties from, nor will it sell properties to, the GP or its affiliates. Fund management believes that the Fund (together with TC REIT) meets the definition of Criteria 5: Not for Strategic Operating Purposes.

9.3      Other Investment Company Factors

SOP 07-1 sets forth additional factors, of varying significance, to be considered in coming to the final conclusion that an entity is an investment company. The Fund has reviewed and analyzed each of these factors below. In the interest of brevity we have paraphrased the SOP’s discussion of each factor.

Factor 1:  Number of Substantive Investors in the Entity (pooling of funds)

SOP 07-1 Paragraph 20. (Added as paragraph 1.18 of the Guide) Pooling of funds from numerous investors to avail owners of professional investment management provides significant evidence about the business purpose of the entity. The more extensive the pooling of funds, (i.e. more investors and small ownership interests by the investors), the greater the evidence that the entity is investing for current income, capital appreciation, or both.

According to Appendix C-7 of the SOP, pooled funds provide significant evidence to support the objective of a real estate investment company as investing for current income, capital appreciation, or both. Due to the potential involvement in the operations of the investment properties, evidence of pooled funds may be necessary to support a conclusion that an entity holding direct ownership interest in real estate meets the definition of an ‘investment company’.

Response:  In addition to the binding $50 million commitment from TIAA, the Fund is seeking to raise up to $300 million in equity from public investors. The minimum commitment for a public investor is $150,000. Furthermore, the Fund expects that a substantial percentage of investors will be high net worth individuals, as opposed to institutions (although the Fund expects to have tax-exempt institutional investors as well). While management cannot predict the average, or median commitment amount among the public investor pool, a hypothetical average commitment of $300,000 (twice the minimum commitment) would yield 1,000 public investors if the Fund accepted $300 million in commitments. Each of these investors would own less than 0.1% of the equity interest in the Fund, and TIAA would own approximately 14% of the equity interest in the Fund. With a minimum capital raise of $150 million, TIAA would own 25% of the equity interest in the Fund. All such investors in the Fund (including TIAA) will share pro rata in distributions, and upon liquidation and dissolution, based on their respective proportions of capital committed. Management acknowledges that substantial majority of the equity interests in TC REIT will be held by the Fund, but the purpose of TC REIT is to make investments consistent with the Fund’s stated investment strategy, which is primarily to invest for capital appreciation and current income. As such, Fund management believes that within the Fund (and by virtue of the Fund’s ownership thereof, TC REIT), there will be extensive pooling of funds from numerous investors in all realistic capitalization scenarios.

Factor 2:  Level of Ownership Interests in Investees.

SOP 07-1 Paragraph 21. (Added as paragraph 1.19 of the Guide) The level of ownership interests held in investees provides significant evidence about the business purpose of the entity. Significant levels of ownership interests in investees, particularly in circumstances in which the entity has controlling financial interests in investees, provide significant evidence that the entity is investing for strategic operating purposes.

According to paragraph C-8 of Appendix C of SOP 07-1, ownership of controlling interests in real estate properties does not necessarily preclude the entity from meeting the definition of an investment company. Consideration of the level of ownership interests in investees for an entity that holds direct ownership interests in real estate is similar to consideration of the level of ownership interests in investees for an entity that holds investments other than real estate.

Response:  Management expects that the substantial majority of its ‘core’ investments will be wholly owned by the Fund, either directly or indirectly (through TC REIT, a subsidiary thereof or another subsidiary of the Fund). The Fund may also have a majority ownership and/or control stake in joint ventures in which it invests (again, either directly or through a subsidiary thereof). In either case, the Fund is expected to own a significant percentage, if not 100% of the assets or securities of its real estate related investments, and this level of ownership, and the resulting control over investee operations, might take on the appearance of a strategic operating company.

SOP 07-1 addresses the effect of directly held and controlling interests in real estate in paragraph C-8 of Appendix C. This paragraph discusses the fact that a high level of ownership of an investee does not necessarily preclude an entity from meeting the definition of an investment company. Management believes it is common practice for real estate investment companies to own the entire property (or a controlling interest therein). In the case of real estate investments, management of the Fund believes that, due to its stated investment objective and strategy (that being long term returns), the presumption that the Fund’s expected high level of ownership in its investees does not result in its investments being made for strategic purposes. Further, due to the Fund’s stated investment objective to invest in real estate related investments for capital appreciation and current income, the presence of a fee-only based affiliated investment advisor (Teachers Advisors, Inc.) and the expected use of third party, independent property managers and leasing agents for all of the day to day operations of the Fund’s real estate investments, management believes that the facts and circumstances evidence the Fund and TC REIT as having an investment company objective more so than a strategic operations objective.

Factor 3:  Substantial Ownership by Passive Investors.

SOP 07-1 Paragraph 22. (Added as paragraph 1.20 of the Guide), Substantial ownership by passive investors, as opposed to principal investors who determine the strategic direction or run the day-today operations of the entity, in an entity with the express business purpose of investing for current income, capital appreciation, or both provides evidence that supports the express business purpose. The more substantial the ownership by passive investors, the stronger the evidence that supports the express business purpose.

According to paragraph C-9 of Appendix C of SOP 07-1, the nature of the investors may provide significant evidence to support the objective of a real estate investment company as investing for current income, capital appreciation or both. In particular, the existence of passive investors seeking professional investment management expertise may provide evidence to support that objective.

Response:  Ownership of the Fund’s limited partnership interests will consist entirely of passive investors. The Fund will be managed by an affiliated registered investment advisor, Teachers Advisors, Inc. TIAA, the ultimate parent entity of Teachers Advisors, Inc. and which has irrevocably committed to contribute up to $50,000,000 to the Fund, will possess the same (or more limited) rights as a limited partner as all other “public” limited partners will possess, and TIAA’s full investment will be subject to the same potential profit and/or loss, on a proportionate basis, as that of all other investors in the Fund. In addition, Section 6.4(a) of the limited partnership agreement prohibits the limited partners of the Fund from taking part in the control of the Fund’s business. Further, TIAA will be obligated to contribute its pro rata share of all Acquisition Fees, asset management fees and partnership expenses, as all other investors of the Fund. Finally, as discussed in the Registration Statement, the Fund (through Teachers Advisors, Inc. or other subsidiaries) intends to hire third party, independent property managers and leasing agents to handle the day to day operations at each property.

Accordingly, management believes the Fund (together with TC REIT) exhibits the investment company characteristics discussed in this factor.

Factor 4:  Substantial Ownership by Employee Benefit Plans.

SOP 07-1 Paragraph 23 (Added as paragraph 1.21 of the Guide) Substantial ownership by employee benefit plans provides evidence that the entity is investing for current income, capital appreciation or both.

According to paragraph C-9 of Appendix C of SOP 07-1, the existence of pension fund investors may also provide evidence to support the determination that the entity meets the definition of an investment company.

Response:  The Fund intends to utilize, among other things, its national network of distribution channels consisting of registered investment advisers, to offer potential investors an opportunity to buy ownership interests in the Fund. Included as underlying investors in these targeted distribution channels are defined benefit plans and defined contribution plans. The exact ownership percentage that may be held by employee benefit plan or pension fund investors is dependent upon market factors and is something management cannot predict. As it relates to this factor, management believes the Fund (together with TC REIT) has the ability and intent to possess these attributes of an investment company.

Factor 5:  Involvement in the day-to-day Management of Investees, their Affiliates, or Other Investment Assets.

SOP 07-1 Paragraph 24 (Added as paragraph 1.22 of the Guide) Involvement in the day-to-day management of investees, their affiliates, or other investment assets by the entity or its affiliates provides evidence that the entity is investing for strategic operating purposes. The more extensive the involvement in the day-to-day management of investees or their affiliates, the greater the evidence that the entity is investing for strategic operating purposes. SOP 07-1 provides an exception to this factor in circumstances where the involvement is initiated to address a specific concern and is limited to the period of time necessary to resolve the concern.

According to paragraph C-10 of Appendix C of SOP 07-1, real estate investment companies typically do not have employees. Such real estate investment companies therefore, typically hire property management companies to perform day-to-day property management of the investment properties, which typically require less strategic planning and development than do investments in other than real estate. Conversely, a real estate operating company generally has employees that are involved in the day-to-day property management functions of its real estate properties and are directing and performing development activities at the entity’s properties. The SOP states that the management of properties held by investment companies is typically dedicated to specific properties with essentially no integration of management between properties.

Response:  Neither the Fund nor its subsidiaries currently have, nor will they have for the duration of the Fund, employees or own any facilities (other than those properties purchased solely for the investment purposes stated in the Registration Statement and the partnership agreement). As noted previously, the Fund will be advised by a third party affiliated registered investment advisor, Teachers Advisors, Inc. Further, as noted in the Registration Statement, including in the section entitled “General Investment and Operating Policies – Other Real Estate Related Policies” on page 42 of Amendment No. 3, the Fund intends to hire third party, independent property management companies to perform the day-to-day property management services.

Site property manager duties will include rent billing and collection, supervising on-site personnel, negotiating maintenance and service contracts, and providing advice on major repairs and capital improvements.

The Fund also expects to hire third party, independent leasing companies to perform or coordinate leasing and marketing services to fill any vacancies. These property managers and/or leasing companies will also recommend changes in rent schedules and create marketing and advertising programs to attain and maintain good occupancy rates by responsible tenants. Any fees paid to such third party, independent leasing companies will not inure to the benefit of the Fund, the Asset Manager, the GP or any affiliate thereof. Further, as contemplated by paragraph C-10 of Appendix C of the SOP, the Fund intends that each property will be managed only with the operations and cash flow of that specific property in mind. Further, as stated above, the Fund has no employees; employees of the Asset Manager will be performing investment management services on behalf of the Fund by way of the contractual arrangement between the Asset Manager and the Fund. The Asset Manager will be compensated on a fee-only basis (which is objectively tied to the gross asset value of the Fund, in the case of the asset management fee, and the gross acquisition price, in the case of the acquisition fee). Further, the Fund will not purchase properties from, nor will it sell properties to, the GP or its affiliates.

To distribute economic risk, the Fund will own properties in varied geographical areas, and will likely engage multiple independent property management companies over the life of the Fund. In the unlikely event that an affiliated property management company or leasing company is engaged to provide services to the Fund, any compensation paid to such company or companies will be on terms commensurate with that paid on an arms-length basis to third party, unaffiliated service providers in the applicable region.

Management believes that the Fund, together with TC REIT, will have supervisory oversight of the day to day operations of the properties it will own (in furtherance of its primary investment objective and while serving as a protective steward of the Fund’s real estate related assets), and this level of involvement is consistent with that contemplated in paragraph C-10 for a real estate investment company.

Factor 6:  Significant Administrative or Support Services Provided to Investees or Their Affiliates

SOP 07-1 Paragraph 25 (Added as paragraph 1.23 of the Guide), Investees or their affiliates sometimes utilize significant administrative or support services provided by the entity or its affiliates. Administrative or support services may consist of legal advice, centralized cash management, or other administrative services that are typically provided by a parent to its subsidiaries or its operating divisions and may be required on a continuous or repeated basis. This level of support provides evidence that the entity is investing for strategic operating purposes.

Response:  The Fund will not provide any significant administrative or support services to its investees or affiliates. Neither the Fund nor its subsidiaries currently have, nor will they have for the duration of the Fund, employees or own any facilities (other than those properties purchased solely for the investment purposes stated in the

Registration Statement and the partnership agreement). As noted previously, the Fund will be advised by a third party affiliated registered investment advisor, Teachers Advisors, Inc. Further, as noted in the Registration Statement, including in the section entitled “General Investment and Operating Policies – Other Real Estate Related Policies” on page 42 of Amendment No. 3, the Fund intends to hire third-party property management companies, who will provide administrative and support services through its contractual obligations of providing the day-to-day property management services. Each investment will have its own cash account and the third party, independent property manager will be responsible for maintaining and the reporting of the accounting activities. As it relates to this factor, management believes the Fund (together with TC REIT) exhibits the attributes of an investment company.

Factor 7:  Financing Guarantees or Assets to Serve as Collateral Provided by Investees for Borrowing Arrangements of the Entity or its Affiliates.

SOP 07-1 Paragraph 26 (Added as paragraph 1.24 of the Guide) At the entity’s request, investees or affiliates sometimes provides financing guarantees or assets to serve as collateral for borrowing arrangements of the entity or its affiliates. Such arrangements provide evidence that the entity is investing for strategic operating purposes. The greater the level of financing guarantees or assets serving as collateral provided by an investee to an entity, the greater the evidence that the entity is investing for strategic operating purposes. However, the SOP also states that, arrangements in which the entity’s ownership interest in an investee serves as collateral for borrowing arrangements of the entity or the entity’s affiliates, however, are not inconsistent with the definition of an investment company. Also, arrangements in which the entity or its affiliates guarantee debt of an investee or its affiliates are not necessarily inconsistent with the definition of an investment company.

Response:  The Fund will utilize leverage as part of its investment strategy. An individual real property asset may be mortgaged up to 70% of the gross value of that investment (measured at the time of incurrence), and the real property portfolio may be leveraged up to 50% of the gross value (measured as of a date that is the later of the end of the Investment Period and the date of incurrence of such leverage). The Fund expects that these borrowings will be made through unrelated third party lenders and carried directly on the property’s books. The Fund has no plans to provide guarantees for these potential borrowings or collateral to support these potential borrowings.

Additionally, while there is no current intent to do so, the Fund or one of its subsidiaries (including TC REIT) may (i) purchase a property that is already subject to a mortgage loan held by TIAA or an affiliate or (ii) obtain new financing or a refinancing in which TIAA or an affiliate is part of a syndicate of lenders. The Fund expects that any such existing mortgage loan would consist of terms customary in the marketplace, and that any such new financing or a refinancing where TIAA or an affiliate is a lender as part of a syndicate would also be made on terms no less favorable to the Fund or its subsidiary than those available from an unaffiliated third party for similar financing.

Additionally, TIAA expects to provide a $25,000,000 short term line of unsecured credit to TC REIT (and potentially other subsidiaries) to finance acquisition activity and for working capital of the Fund. However, while TC REIT may use this credit facility for the purposes of acquiring real estate related investments as bridge financing in anticipation of a capital call, the Fund expects to fund all of its acquisitions through calls for capital contributions from investors and permanent mortgage indebtedness. As such, management believes this credit facility has been provided as an accommodation to ensure the seamless consummation of acquisitions, rather than for strategic operating purposes.

Therefore, as it relates to this factor, management believes that the financing arrangements contemplated for the Fund (together with TC REIT) are not inconsistent with that of an investment company.

Factor 8:  Provision of Loans by Non-investment Company Affiliates of the Entity to Investees or their Affiliates.

SOP 07-1 Paragraph 27 (Added as paragraph 1.25 of the Guide) Noninvestment company affiliates of the entity sometimes provide loans to investees or their affiliates. Depending on the terms of the loans and other factors, such arrangements may provide evidence that the entity is investing for strategic operating purposes. However, such loans are not inconsistent with the definition of an investment company if all of the following exist:

  The terms of the loans are at fair value;

  The loans are not required as a condition of the investment;

  The loans are not made to most of the investees or their affiliates, and

  Making the loans is part of the usual business activity of the non-investment company affiliate.

Response: Management does not expect that non-investment company affiliates of the Fund will provide permanent loans to any investee or investee affiliates. As noted in the discussion of the factor immediately above, TIAA expects to provide a short term line of credit to TC REIT in the amount of $25,000,000, but while TC REIT may use this credit facility for the purposes of acquiring real estate related investments as bridge financing in anticipation of a capital call, the Fund expects to fund all of its acquisitions through calls for capital contributions from investors (the proceeds of which will be contributed to TC REIT) and permanent mortgage indebtedness provided by third-party lenders. Accordingly, management believes the absence of affiliated permanent lending to the Fund and TC REIT is a characteristic of an investment company.

Factor 9:  Compensation of Management or Employees of Investees or their Affiliates or the Establishment of Business Relationships between Investees or their Affiliates.

SOP 07-1 Paragraph 28 (Added as paragraph 1.26 of the Guide) Compensation of management or employees of investees or their affiliates sometimes is dependent on the financial results of the entity or the entity’s affiliates. For example a compensation arrangement that may be dependent on the financial results of the entity is the granting of options to acquire stock in the entity or its affiliates to management or employees of an investee or its affiliates. Such compensation arrangements for management or employees of the investees provide evidence that the entity may be investing for strategic operating purposes.

Response:  As referenced above, neither the Fund nor its subsidiaries will have any employees or personnel. Further, the compensation of investee-level employees will not be dependent on the performance of the Fund or its affiliates. The third party, independent property management and leasing companies that the Fund intends to engage will generally receive a fee based on a percentage of the rental income of the property in question, but will not be connected in any way to the performance, profitability or returns of the property or the Fund generally. All such compensation to these third parties will be independent of the performance of the Fund and its affiliates and will in no event inure to the benefit of affiliates of the Fund. Therefore, as it relates to this factor, management believes the Fund (together with TC REIT) exhibits the attributes of an investment company.

Factor 10:  Directing the Integration of Operations of Investees or their Affiliates or the Establishment of Business Relationships between Investees or their Affiliates.

SOP 07-1 Paragraph 29 (Added as paragraph 1.27 of the Guide) The entity or its affiliates sometimes direct the integration of operations of investees or their affiliates or the establishment of business relationships between investees or their affiliates. For example, such relationships may include joint ventures between investees, significant buy/sell transactions between investees, and participation in administrative arrangements, providing financing, guarantees, or collateral for borrowing arrangements to other investees. The greater the level of integration between investees, the greater the evidence the entity is investing for strategic operating purposes.

Response: Neither the Fund, TC REIT nor any other affiliate intends to integrate the operations of the properties they own with that of any other properties. Substantive day to day operations of each property are expected to be controlled by third party, independent property managers and leasing companies. While the Fund and certain subsidiaries will be required to prepare financial statements which consider the operations of the properties owned and, in the Fund’s case, publicly disclose those financial statements, the property-level accounting for each specific property will not be pooled or integrated with that of other properties in the portfolio. Finally, the Fund (primarily through TC REIT) may make joint venture investments, but similar to the Fund’s wholly owned investees, any such joint venture investments are not expected to be integrated into the Fund’s operations.

In certain limited circumstances where efficiencies can be obtained, the Fund and/or TC REIT may participate in global contracts or programs encompassing multiple properties owned by the Fund, and/or affiliates of the GP. For example, the Fund intends to participate in property, casualty and other related insurance programs as part of TIAA’s property insurance programs, in which case, the Fund will bear the cost of insuring only the properties it owns, and the insurance obtained on the Fund’s specific properties will cover applicable events relating to such specific property. This is discussed on page 42 of Amendment No. 3. Notwithstanding these types of arrangements, management believes that this industry custom does not constitute substantive integration of operations as contemplated by SOP 07-1. Therefore, as it relates to this factor, management believes these arrangements are not inconsistent with those of an investment company.

      10.      Conclusion on Investment Company Qualification

Based on this review of the facts and circumstances of the Fund, Fund management believes that these criteria and factors are consistent with the characteristics of an investment company as prescribed under SOP 07-1. In particular, Fund management determined that some of the criteria and factors set forth in the SOP weighed more significantly than others in confirming management’s conclusion. In particular, management considered the stated business purpose of the Fund (primarily capital appreciation and, to a lesser extent, current income), as disclosed in the Registration Statement and contained in the partnership agreement, as a particularly significant factor. Further, management expects the Fund to have a particularly diversified base of passive investors (up to 2,000 discrete investors are possible given the Fund’s structure, and TIAA similarly will be a passive investor and possess the same (or in some cases, lesser) rights as unaffiliated investors). Finally, the fact that the Fund has a specified term (a closed-end fund) and thus, a defined exit strategy, weighed more heavily on management’s conclusion.

Management believes that the Fund (together with TC REIT, the only subsidiary of the Fund currently in existence or contemplated) is scoped in to the guidance prescribed under SOP 07-1 and is required to follow the accounting and reporting provisions of SOP 07-1 and the Guide. This conclusion was based on Fund management’s evaluation of the criteria and the factors contained in the SOP, as described in detail above. As such, the Fund early adopted SOP 07-1 effective as of the Fund’s inception date pursuant to the transition provisions of SOP 07-1.

Audit Committee Involvement

The Fund does not currently have an Audit Committee consisting of independent directors, nor does it have a committee of directors performing similar functions. The conclusions and analysis presented herein have been reviewed and approved by senior management of the Fund.

Consultation with and Conclusion of Auditors

The Fund’s auditors, PricewaterhouseCoopers LLP, concur with our analysis of the applicable authoritative literature that the Fund and TC REIT meet the definition of an Investment Company pursuant to the SOP. We understand that PricewaterhouseCoopers’ Accounting Consulting Services Group was consulted on our proposed accounting treatment and concur with the conclusions reached as described above.

The names of the PricewaterhouseCoopers LLP partners consulted with on these matters are as follows:

Lona Mathis	John Lawton
Engagement Partner	Partner, Accounting Consulting Services Group
PricewaterhouseCoopers LLP	PricewaterhouseCoopers LLP

Jeffrey J. Kiley
Quality Review Partner
PricewaterhouseCoopers LLP